Form 10-K, Exhibit 13
period 1995-05-31
ELECTRO SCIENTIFIC INDUSTRIES INC
filed 1995-08-17
CIK 726514

ELECTRO SCIENTIFIC INDUSTRIES, INC.

1995
ANNUAL
REPORT




ESI IN BRIEF


Electro Scientific Industries, Inc. (ESI) designs and builds advanced production equipment used throughout the world in electronics manufacturing. The principal end markets for products made using ESI equipment include the computer, telecommunications and automotive industries. ESI's principal product lines include:

- Precision, high speed production and test equipment for ceramic capacitor manufacturing

- Industry leading laser processing systems for semiconductor memory yield improvement

- Advanced laser trimming systems for the precise tuning of electronic circuits

In addition, ESI is developing new products, based upon the company's strengths, to serve emerging markets such as advanced electronic packaging and machine vision.

ESI backs its products with exceptional service and support, contributing to an international reputation for excellence. With world headquarters in Portland, Oregon, USA, ESI has production facilities in Oregon and California, and sixteen sales and service offices, five of which are in the United States, seven in Asia and four in Europe. Founded in 1953, ESI employs approximately 730 people. ESI became a public company in 1983 with shares traded on the NASDAQ National Market System under the symbol ESIO.



SELECTED FINANCIAL DATA



                     REVENUES
                        $M
1992                  $58.1
1993                  $67.9
1994                  $72.6
1995                 $108.2

               EARNINGS PER SHARE
                           $
1992                  ($1.00)
1993                   $0.37
1994                   $1.23
1995                   $1.53

                YEAR-END EQUITY
                         $M
1992                  $41.5
1993                  $44.0
1994                  $53.5
1995                  $94.4

                RETURN ON EQUITY
                         %
1992                  (13.8%)
1993                    5.2%
1994                   12.9%
1995                   15.6%


FISCAL YEARS ENDING MAY 31
(THOUSANDS OF DOLLARS EXCEPT PER SHARES





                                                     1995                 1994           1993           1992           1991
                                                     ----                 ----           ----           ----           ----
Net Sales                                          $108,215              $72,550        $67,851        $58,170        $66,677
  Sales From Core Businesses                        108,215               68,508         59,871         49,863         57,832
  Divested Product Lines (1)                            - -                4,042          7,980          8,307          8,845
Income (Loss) From Continuing Operations             11,517                7,874          2,244         (6,122)           863
Income (Loss) Per Share From Continuing Operations     1.53                 1.23           0.37          (1.00)          0.14
Working Capital                                      76,089               36,247         28,883         23,739         33,110
Net Property And Equipment                           15,616               14,592         16,696         19,128         19,186
Total Assets                                        110,598               62,366         61,161         58,536         68,692
Long-Term Debt                                          - -                  - -          4,809          4,954          7,557
Shareholders' Equity                                 94,444               53,547         43,950         41,533         47,281


TO OUR SHAREHOLDERS

Our focus on continuous improvement and our ability to grow by leveraging our strengths have resulted in a successful formula for ESI. In 1995, we achieved notable successes: We surpassed $100 million in annual sales; earned record profits; completed a stock offering; concluded the Chicago Laser Systems acquisition and improved our ability to meet our customers' needs.

Sales for fiscal 1995 were $108.2 million, an increase of 49 percent over the $72.6 million recorded in fiscal 1994. Net income was $11.5 million, or $1.53 per share, compared to $7.9 million, or $1.23 per share, in fiscal 1994. Net income increased 84 percent over the prior year, excluding the effect of the after-tax gain of $1.6 million associated with the disposition of a non-strategic asset in fiscal 1994. The fourth quarter of fiscal 1995 represented ESI's twelfth consecutive quarter of improved income per share from operations. Backlog on May 31, 1995, was $26 million, up 225 percent from the $8 million reported on May 31, 1994.

The financial information presented throughout this report depicts strong operating results for fiscal 1995 and a strengthening balance sheet. We improved in all six of the indices we use to measure ESI's progress in achieving our goal of continuous improvement. Our balance sheet and equity position benefited from the November, 1994 stock offering, during which we raised $23 million of new equity. The fiscal 1995 return on equity was a solid 16 percent. An additional outcome of the stock offering was the significantly increased awareness of our company in the investment community.

ESI's position improved in each of its key markets during 1995. We began the year with good product offerings and worldwide customer support capabilities. The acquisition of Chicago Laser Systems, Inc. (CLS) in fiscal 1995 further improved these strengths. CLS, founded in 1976, was the second largest supplier of laser systems for the fine tuning of electrical circuits. We are now in the final phases of integrating the CLS and ESI business activities.

Sales of our Palomar Systems, Inc. subsidiary led the company last year, at more than $39 million. Exploding demand for the miniature capacitors produced by Palomar systems fueled the growth. In addition, Palomar's commitment to customer-involved research and development, created a broad line of fast, high quality equipment that has made them the market leader.

Just after the conclusion of fiscal 1995, we completed the acquisition of XRL, Inc., of Canton, Massachusetts. XRL, formed in 1984, is a major supplier of laser systems to improve the manufacturing yield of semiconductor Dynamic Random Access Memories (DRAMs) and Static Random Access Memories (SRAMs). While we have just begun the post-acquisition effort with XRL, we already are identifying opportunities to pool talents and resources to better serve our customers.

ESI introduced several important new products in 1995. Some focused on improving our position in existing ESI markets and others on developing new market opportunities. Three important examples are:

     Model 9250 -- The latest generation Memory Yield Improvement System, with the capability to repair DRAMs to 64 megabit, and beyond.

     Model 5000 -- New Laser Via Drilling System, focused on the developing advanced electronic packaging industry. The Model 5000, introduced at the IPC Printed Circuits Expo in May, was the talk of the show.

     Model 2007 -- New high speed Ceramic Capacitor Termination System, focused on a part of the miniature capacitor market where our customers have typically developed their own equipment. The Model 2007 can process more than 400,000 capacitors per hour.

During fiscal 1995, Keith Thomson, vice president and Oregon site manager for Intel Corp. and Vernon Ryles, a prominent Portland business leader, joined the ESI Board of Directors. Keith and Vern bring new perspectives and are superb additions to our Board.

ESI accomplished much in 1995. These accomplishments are the result of the hard work and dedication of ESI employees, worldwide. We extend our thanks to all ESI'ers for a record year. You are our most valuable asset.

Our goal is to build on the results achieved to date. We are optimistic about the broad demand for our equipment. However, we are mindful of the risks associated with adding fixed costs and are expanding capacity judiciously. We look forward to the challenges and opportunities associated with serving dynamic markets and sharing our progress with you.


DAVID F. BOLENDER

CHAIRMAN OF THE BOARD



DONALD R. VANLUVANEE

PRESIDENT & CHIEF EXECUTIVE OFFICER




SERVING GROWING MARKETS

The markets for ESI's products and services have grown steadily in the past year. What is creating this increased demand? It's the continuing digital electronics revolution: compact and convenient wireless communication devices; powerful, easy to use multi-media personal computers; advanced automotive electronics; and all the increasing number of electronic devices that surround us in everyday life. ESI has seized market opportunities and gained leadership in providing electronic products for manufacturing computers, telecommunications products and automobiles.

According to several research firms, we may be entering a new era for electronics. The percentage of electronics content in most products and services we use continues to climb, often doubling projections. Companies are finding new ways to use personal computers for greater productivity and customer service. Why are we emphasizing personal computers? Because they are so interrelated to many of the markets ESI serves. According to VLSI Research, Inc., a leading international electronics forecasting firm, personal computers account for more than one third of worldwide semiconductor sales.

How does ESI benefit from these trends? ESI has developed sophisticated techniques and equipment to produce essential electronic building blocks...most notably miniature ceramic capacitors, semiconductor memories, circuit assemblies and advanced electronic packages. ESI systems produce, test, fine tune and improve manufacturing yields of these building blocks at extremely high speed and reliability. ESI delivers value to customers by integrating a combination of capabilities, including: solid state lasers: high speed, sub-micron positioning systems; precision optics; high speed small parts handling; image processing and optical character recognition; real time precision measurement; software; and systems integration.

1995 WORLDWIDE REVENUE DISTRIBUTION

Asia/Pacific Rim                        53%
North America                           29%
Europe                                  18%



AT ESI, WE ARE ON A JOURNEY OF CONTINUOUS IMPROVEMENT AND GROWTH, WORLDWIDE. MORE THAN TWO-THIRDS OF ESI'S BUSINESS IS OUTSIDE THE UNITED STATES, BUT HIGH QUALITY PRODUCTS AND RESPONSIVE SUPPORT CREATE AN INTERNATIONAL LANGUAGE ALL THEIR OWN. ESI WILL CONTINUE TO PUT PRODUCTS AND PEOPLE IN PLACE TO MEET OUR CUSTOMERS' NEEDS.


(Photo Captions page 5)

ABOVE: PALOMAR SYSTEMS MODEL 2007 TERMINATION SYSTEM ADDS METAL TO THE CONTACT POINTS OF MINIATURE CAPACITORS, AT MORE THAN 400,000 UNITS PER HOUR. BELOW:
ESI'S MODEL 9250 MEMORY YIELD ENHANCEMENT SYSTEM IS THE LATEST GENERATION MEMORY REPAIR STATION AND CAN PROCESS 64 AND 256 MEGABIT DRAMS.


MINIATURE CERAMIC CAPACITOR PRODUCTION EQUIPMENT

At our Palomar Systems, Inc. subsidiary, continuous improvement and cooperative efforts with the world's leading miniature ceramic capacitor manufacturers have increased quality, customer satisfaction, and sales. Palomar manufactures and sells a broad line of automatic test, production and handling equipment for manufacturing multi-layer ceramic capacitors (MLCCs). MLCCs are used to filter and smooth electrical signals and are found in virtually all electronic applications and products. Palomar's advantage comes from combining small parts handling technology with microprocessor-based controllers to create highly automated systems.

SEMICONDUCTOR MEMORY YIELD ENHANCEMENT SYSTEMS

The changes occurring in personal computers and software from one generation to the next have created unprecedented demand for semiconductor memory. Despite rising factory costs, memory producers have realized great gains by having the most advanced factories to produce dynamic random access memories (DRAMs) and static random access memories (SRAMs). ESI systems are the leader in a critical step in the memory manufacturing process. ESI laser systems perform micro-surgery on defective elements to improve yields quickly and profitably. Each ESI machine performs the sub-micron task of repairing hundreds of thousands of memory chips per day. Our machines work 24-hour days in factories located in the USA, Europe, Asia, and Japan. ESI's worldwide network of service and support engineers provides valuable assistance to memory producers, wherever their factories might be.



BUILDING FOR THE FUTURE


LASER FINE TUNING SYSTEMS

The demand upon telecommunications and automotive electronics products manufacturers to supply increasing quantities of devices has been accompanied by increased complexity, tighter specifications, and reduced size. To get the performance, ESI provides turnkey, microprocessor-controlled systems that allow our customers to fine tune their products to precise electrical values using lasers. For example, portable pagers are permanently laser tuned to precise frequency specifications, avoiding interference due to frequency drift. The combination of ESI's laser trim group with Chicago Laser Systems, acquired in August, 1994, has created a powerful team. The resulting product offerings allow the company to provide fine tuning solutions for the widest range of applications in the industry -- from high speed, high volume passive component trimming to the most precise fine tuning of complex electronic assemblies.

MACHINE VISION

Over the past several years, electronics production equipment manufacturers have increased their efforts in process integration and automation. Machine vision systems continue to play an increasing part in those efforts. ESI's Vision Product Division originally focused on the requirements of our laser processing systems. Today, we are making the technology available to other original equipment manufacturers in the semiconductor and electronics industry who need machine vision to improve the productivity and performance of their machines.


LASER MICROMACHINING AND VIA DRILLING SYSTEMS

ESI's latest technological development uses lasers to make very small holes
(vias) in printed circuit boards and other substrates. This technology addresses several problems involved in achieving high density advanced electronic packaging. One editor has even characterized the ESI Model 5000 Laser Via Drilling System as enabling technology. Potential users include advanced printed circuit board manufacturers, leading single and multi-chip module fabricators and other manufacturers of high density electronic products. The Model 5000 is a flexible tool that can accept computer aided design (CAD) data directly, for more rapid production starts.

(Photo Captions -- Page 6)

ABOVE: THE MODEL CLS960 LASER TRIMMING SYSTEM OPERATES IN A CONVENIENT MICROSOFT WINDOWS -REGISTERED TRADEMARK- ENVIRONMENT. BELOW: ESI'S ROBUST OPTICAL CHARACTER RECOGNITION SYSTEM FOR SEMICONDUCTOR WAFER READING, USED ON THE MODEL 9250 MEMORY YIELD IMPROVEMENT SYSTEM, IS NOW AVAILABLE TO OTHER MANUFACTURERS.


(Photo Caption -- Page 7)

ESI'S NEW MODEL 5000 LASER VIA DRILLING SYSTEM, SHOWN WITH AN OPTIONAL WEB FEED MATERIAL HANDLING SUB-SYSTEM, BUILT SPECIFICALLY FOR SHELDAHL, INC.'S UNIQUE, FINE LINE PROCESS.



1995 REVENUE DISTRIBUTION BY BUSINESS SEGMENT

Capacitor Manufacturing Equipment                   36%
Semiconductor Memory Yield Improvement              30%
Laser Fine Tuning                                   28%
Other                                                6%



ESI HAS BECOME THE LEADING EQUIPMENT SUPPLIER IN THE CAPACITOR MANUFACTURING EQUIPMENT, SEMICONDUCTOR YIELD IMPROVEMENT AND LASER FINE TUNING MARKET SEGMENTS.

KEY FINANCIAL INDICES FOR ESI

Sound financial management and discipline are critical to the sustained success of any company. It is the foundation for future growth and prosperity. The following graphs present several of the important ratios which management utilizes to regularly measure ESI's performance and progress.





           SALES PER EMPLOYEE
1992             $105.8
1993             $130.5
1994             $134.4
1995             $161.6

           SALES/OPERATING EXPENSES RATIO
1992               1.86
1993               2.41

1994               2.57
1995               2.66

           INVENTORY TURNOVER RATIO
1992               2.01
1993               2.15
1994               1.93
1995               2.28

           SALES/NET PROPERTY &
              EQUIPMENT RATIO
1992               3.04
1993               3.79
1994               4.64
1995               7.16

              GROSS MARGIN
1992               42.7%
1993               46.7%
1994               50.6%
1995               52.5%

           DEBT AS % OF CAPITALIZATION
1992               19.3%
1993               14.7%
1994                1.4%
1995                0.0%



SHAREHOLDER INFORMATION

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders is
Friday, September 22, 1995 at 1 PM at
ESI's offices, 13900 NW Science Park Drive,
Portland, Oregon.

ANNUAL REPORT/10K REPORT

Publications and information of interest to current and potential investors are available on request. Please contact the Investor Relations Department, ESI, 13900 NW Science Park Drive, Portland, Oregon 97229-5497.

TRANSFER AGENT AND REGISTRAR

First Chicago Trust Company of New York

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
Portland, Oregon


CORPORATE OFFICERS

Donald R. VanLuvanee
President and Chief Executive Officer

Barry L Harmon
Senior Vice President and
Chief Financial Officer

Edward J. Swenson

Senior Vice President

Mark W. Klug
Vice President/President
Palomar Systems, Inc.

David B. Moser
Vice President

Joseph Z. Rivlin
Vice President

Vernon R. Swearingen
Vice President

Richard M. Walker
Vice President

Larry T. Rapp
Corporate Secretary

BOARD OF DIRECTORS

David F. Bolender
Chairman of the Board
President (Retired)
Electric Operations Group, PacifiCorp
Portland, Oregon

Douglas C. Strain
Vice Chairman of the Board
Founder of ESI

Donald R. VanLuvanee
President and Chief Executive Officer

Larry L. Hanson
Executive Vice President (Retired)
Tylan General, Inc.
San Diego, California

Dr. W Arthur Porter
President
Houston Area Research Center
The Woodlands, Texas

Vernon B. Ryles, Jr.
Chief Executive Officer
Poppers Supply
Portland, Oregon

Keith L. Thomson
Vice President and Oregon Site Mgr.
Intel Corporation
Beaverton, Oregon

WORLD HEADQUARTERS

Electro Scientific Industries, Inc.
13900 NW Science Park Drive
Portland, Oregon 97229-5497
503/641-4141   Fax: 503/643-4873
htip://www.elcsci.com

SUBSIDIARIES

Palomar Systems, Inc.
231 0 Aldergrove Avenue
Escondido, California 92029-1935

XRL Corporation
150 Dan Road
Canton, Massachusetts  02021-2849

Electro Scientific Industries GmbH/CLS GmbH
Riesstrasse 17
D-80992 Munchen 50
Germany

Electro Scientific Industries Ltd/CLS Ltd
Duke House, The Pavilions
Downmill Road
Bracknell, Berkshire
England RG121QS

Electro Scientific Industries SARL
Cite Descartes
1, Allee Lorentz
77420 Champs-sur-Morne
France

Electro Scientific Industries KK
Japan Co, Ltd.
Donpa Bldg
1-11-15 Higashi Gotando
Shinagawa-Ku, Tokyo 141
Japan

Electro Scientific Industries BV
Elisabethhof 21, PO Box 77
2350 AB Leiderdorp
The Netherlands

Electro Scientific Industries Korea
So-Mang Bldg, 2nd Floor
99-16 Itaewon-Dong
Yongsan-Gu, Seoul
Korea

1995 Electro Scientific Industries, Inc. ESI is an equal opportunity and affirmative action employer.

                                   Appendix  A
                  Description of Graphic and Image Information

Page      Description

1.        Four Bar Charts:  See tables; Revenues,
          Earnings Per Share, Year End Equity, and Return on Equity.

3.        Photo of David F. Bolender, Chairman of the Board and Donald R.
          VanLuvanee, President and CEO.

4.        Pie Chart:  See table 1995
          Worldwide Revenue Distribution.

5.        Photos:  See photo captions page 5.

6.        Photos:  See photo captions page 6.

7.        Photo:  See photo caption page 7.
          Pie Chart:  see table 1995 Revenue Distribution by Business Segment.

8. Six Bar Charts: See tables; Sales Per Employee, Sales/Operating Expenses Ratio, Inventory Turnover Ratio, Sales/Net Property & Equipment Ratio, Gross Margin and Debt As % Of Capitalization.