Form 10-K, Exhibit 13
period 1996-05-31
ELECTRO SCIENTIFIC INDUSTRIES INC
filed 1996-08-13
CIK 726514

                                                                EXHIBIT 13

SELECTED FINANCIAL DATA
(Thousands of Dollars Except Per Share)



                                              1996           1995         1994           1993            1992
                                              ----           ----         ----           ----            ----

NET SALES                                   $159,705       $108,215    $  72,550      $  67,851       $  58,170
    LASER SYSTEMS AND SERVICE                108,577         66,045       41,985         36,742          30,134
    CAPACITOR MANUFACTURING EQUIPMENT         47,531         39,115       23,961         20,393          18,206
    VISION SYSTEMS                             3,597          3,055        2,562          2,736           1,523
    DIVESTED PRODUCT LINES 1                     -              -          4,042          7,980           8,307
NET INCOME (LOSS)                             19,894(2)      11,517        7,874          2,244          (6,122)
NET INCOME (LOSS) PER SHARE                     2.31(2)        1.53         1.23           0.37           (1.00)
WORKING CAPITAL                               94,038         74,419       36,247         28,883          23,739
NET PP&E                                      16,662         15,616       14,592         16,696          19,128
TOTAL ASSETS                                 132,525        110,598       62,366         61,161          58,536
LONG-TERM DEBT                                   -              -             -           4,809           4,954
SHAREHOLDERS EQUITY                          114,916         94,444       53,547         43,950          41,533

1.  SEE MANAGEMENT'S DISCUSSION AND ANALYSIS
2. EXCLUDES $6.0 MILLION IN-PROCESS RESEARCH AND DEVELOPMENT WRITE-OFF ASSOCIATED WITH THE ACQUISITION OF XRL, INC. FOR FISCAL 1996